Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

Integrated Media Technology Limited

Suite 1401, Level 14

219-227 Elizabeth Street

Sydney NSW 2000

T: +61 2 8279 8999

www.imtechltd.com

A.B.N. 98 132 653 948

INTEGRATED MEDIA TECHNOLOGY LIMITED

ACN 132 653 948

Notice of General Meeting and

EXPLANATORY MEMORANDUM

Date of Meeting:	29 September 2023

Time of Meeting:	10:30am (Sydney time)

Place of Meeting:	Suite 1401, 14/F, 219-227 Elizabeth Street
Sydney, NSW 2000 Australia

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of the Shareholders of Integrated Media Technology Limited ACN 132 653 948 (Company) will be held at:

Venue:	Suite 1401, 14/F, 219-227 Elizabeth Street, Sydney, NSW 2000 Australia

Date :	29 September 2023

Time:	10:30am (Sydney time)

If you are unable to attend to meeting, we encourage you to complete and return the enclosed Proxy Form. The completed Proxy Form must be received by the Company at least 48 hours before the commencement of the meeting.

This Notice of Meeting should be read in conjunction with the accompanying Explanatory Memorandum. The Explanatory Memorandum to this Notice provides additional information on matters to be considered at the Meeting.

Terms used in this Notice of Meeting are defined in the section Interpretation of the accompanying Explanatory Memorandum.

The Directors have determined that the persons eligible to vote at the Meeting are those who are registered Shareholders of the Company at 10:30am (Sydney time) on 27 September 2023.

Agenda

1. Resolution 1: Consolidation of Capital

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

THAT, for the purposes of section 254H of the Corporations Act 2001 (Cth) and the Company's Constitution and for all other purposes, approval be and is hereby given for the Company to consolidate its issued capital on the basis that:

(a)	the issued capital of the Company be consolidated on the basis that every 10 fully paid ordinary shares in the capital of the Company be consolidated into one fully paid ordinary Share; and

(b)	where the number of Shares held by a member of the Company as a result of the consolidation effected by paragraph (a) of this Resolution includes any fraction of a share that fraction be rounded down.

By order of the board

Byron Zhiyun Tan
Company secretary
6 September 2023

Notes

The Explanatory Memorandum and the Proxy Form accompanying this Notice of Meeting are incorporated in and comprise part of this Notice of Meeting and should be read in conjunction with it.

Proxies

Please note that:

(a)	a Shareholder entitled to vote at the General Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a member of the Company;

(c)	a Shareholder may appoint a body corporate or an individual as its proxy;

(d)	a body corporate appointed as a Shareholder's proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder's proxy; and

(e)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half the votes.

The enclosed Proxy Form provides further details on appointing proxies and lodging Proxy Forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, the body corporate should provide that person with a certificate or letter executed in accordance with the Corporations Act authorizing him or her to act as that company's representative. The authority may be sent to the Company or its share registry in advance of the Meeting or handing in at the Meeting when registering as a corporate representative.

Voting Entitlements

The Board has determined that a person's entitlement to vote at the General Meeting will be the entitlement of that person set out in the register of Shareholders as at 10:30am (Sydney time) on 27 September 2023.

Accordingly, transactions registered after that time will be disregarded in determining Shareholder's entitlement to attend and vote at the General Meeting.

Explanatory Memorandum

Introduction

This Explanatory Memorandum is provided to shareholders of Integrated Media Technology Limited ACN 132 653 948 (Company) to explain the Resolutions to be put to Shareholders at the General Meeting to be held at Suite 1401, 14/F, 219-227 Elizabeth Street, Sydney, NSW 2000.

The Directors recommend Shareholders read the accompanying Notice of Meeting and this Explanatory Memorandum in full before making any decision in relation to the Resolutions.

Terms used in this Explanatory Memorandum are defined in the "Interpretation" section of this Explanatory Memorandum.

Resolution 1: Consolidation of Capital

The Company proposes to consolidate its share capital through the conversion of every 10 ordinary shares in the Company into 1 ordinary share in the Company.

Under section 254H of the Corporations Act 2001, a company may consolidate its shares if the consolidation is approved by an Ordinary Resolution of shareholders at a general meeting. The conversion takes effect on the day the resolution is passed or a later date specified in the resolution. The Company intends that the conversion will take effect on the day the resolution is passed.

Reasons for the Consolidation

On November 2, 2022, we received a notification from the Nasdaq Listing Qualifications (the "Staff") that we are not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share, and that we had 180 calendar days from November 2, 2022, or until May 1, 2023, to regain compliance with the minimum bid price requirement. On or about April 26, 2023, we submitted a formal letter to the Staff, requesting the Staff to afford us an additional 180 day compliance period to cure our bid price deficiency. On May 2, 2023, we were notified by the Staff that we are eligible for an additional 180 calendar day period, or until October 30, 2023, to regain compliance (the "Extension Period"). We can regain compliance, if by the end of the Extension Period, the closing bid price of our ordinary shares is at least $1 for a minimum of ten consecutive business days. If we cannot demonstrate compliance by the end of the Extension Period, the Staff will notify us that our ordinary shares are subject to delisting.

We believe that the continued listing of our ordinary shares on the Nasdaq Capital Market will enable us to have better access to the public capital markets while providing greater liquidity for our shareholders. In addition, we believe that the share consolidation is advisable in order to make our ordinary shares more attractive to a broader range of investors and the general public. Our Board of Directors believes that the anticipated increased price resulting from the share consolidation may generate additional interest and trading in our ordinary shares. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Furthermore, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers' commissions on low-priced stocks generally represent a higher percentage of the share price than commissions on higher-priced stocks, the current average price per share of ordinary shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

We are therefore seeking approval of the shareholders to effect a consolidation of our outstanding ordinary shares of 1 for 10, (the "consolidation"). If the proposed consolidation is approved by the Company's shareholders, the number of the Company's shares on issue will be reduced from 21,319,536 shares to approximately 2,131,954 shares. As the consolidation applies equally to all shareholders, individual shareholdings will be reduced in the same ratio as the total number of the Company's shares (subject only to the rounding of fractions, where fractions will be rounded up to the nearest whole number). It follows that the consolidation will have no effect on the percentage interest of each individual shareholder.

By way of illustrative example, if a shareholder currently has 1,000,000 shares, representing approximately 4.69% of the Company's issued capital, then if the consolidation is approved and implemented, the shareholder will have 100,000 shares following the consolidation, still representing the same 4.69% of the Company's issued capital.

The consolidation will not otherwise result in any change to the rights and obligations of the Company's shareholders. The Company's balance sheet will also remain unaltered as a result of the consolidation.

In addition, if the consolidation is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants and convertible notes will be adjusted pursuant to the terms of the respective warrants and convertible notes in connection with the consolidation.

No fractional shares will be issued as a result of the consolidation. Instead, all fractional shares will be rounded up to the nearest whole ordinary share.

In the event that the Company's shareholders do not approve the consolidation and the Company does not otherwise regain compliance with the minimum bid price requirements in the requisite time period, the Company's ordinary shares will likely be delisted from trading on the Nasdaq Capital Market. Delisting could also negatively impact the Company's ability to secure additional financing. Accordingly, the Board of Directors recommends that the shareholders vote to approve the consolidation as described above.

Implementation of Consolidation

If our shareholders approve the consolidation, each block of 10 ordinary shares issued and outstanding will convert into one fully paid ordinary share of the Company.

Upon the implementation of the consolidation, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the consolidation for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the consolidation. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of ordinary shares hold their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of their ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-consolidation ordinary shares, subject to adjustment for treatment of fractional shares.

Our registered holders of ordinary shares in Australia holding their shares in holding statements will cease to have any effect, except as evidence of entitlement. After the consolidation becomes effective, the Company will arrange for new holding statements to be issued to those shareholders registered with the Australia share registrar.

Certain Risks Associated with the Consolidation

There are numerous factors and contingencies that could affect our price following the proposed consolidation, including the status of the market for our ordinary shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the consolidation. If the market price of our ordinary shares declines after the consolidation, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the split will be lower than before the split.

The consolidation may result in some shareholders owning "odd lots" of less than 100 ordinary shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in "round lots" of even multiples of 100 shares.

Tax Consequences

No capital gains tax (CGT) event is expected to occur as a result of the consolidation for shareholders holding their investment on capital account. Investors will need to re-allocate the cost base of their existing shares to the consolidation shares. The consolidation is not expected to have any tax effect on the Company. Shareholders should seek independent professional advice for guidance based on their individual circumstances. Likewise, there is not expected to be a tax effect on the Company.

THE U.S. AND AUSTRALIA TAX CONSEQUENCES OF THE SHARE CONSOLIDATION MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER'S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE SHARE CONSOLIDATION.

No Other Material Information

There is no other material information known to the Company's Directors which may be reasonably expected to affect Shareholders' decision-making as to whether to vote in favour of Resolution 1 other than what is set out in these Meeting Materials and has previously been disclosed to Shareholders.

The Directors unanimously recommend Shareholders vote in favour of Resolution 1.

Interpretation

The following terms used in the Notice of the Annual Meeting and the Explanatory Memorandum are defined as follows:

Board means the board of directors of the Company.

Company means Integrated Media Technology Limited ACN 132 653 948.

Constitution means the constitution of the Company from time to time.

Corporations Act means the Corporations Act 2001 (Cth) as amended, varied or replaced from time to time.

Director means a director of the Company from time to time.

Explanatory Memorandum means this explanatory memorandum accompanying the Notice of Meeting.

Meeting or General Meeting means the general meeting to be held on 29 September 2023.

Notice of Meeting or Notice means the notice of meeting giving notice to shareholders of the Meeting, accompanying this Explanatory Memorandum.

Ordinary Resolution means a resolution passed by more than 50% of the votes cast at a general meeting of shareholders.

Resolution means a resolution proposed at the Meeting.

Share means an ordinary fully paid share in the issued capital of the Company.

Shareholder means a holder of Shares in the Company.

Any inquiries in relation to the Resolutions or the Explanatory Memorandum should be directed to:

Company Secretary

Integrated Media Technology Limited

Suite 1401, 14/F, 219-227 Elizabeth Street, Sydney, NSW 2000 Australia

Telephone:	+61 2 8279 8999

Email:	info@imtechltd.com